Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

JTH Holding, Inc.:

We consent to the inclusion in this registration statement on Form S-1 and related prospectus of JTH Holding, Inc. of our report dated June 10, 2011, except as to notes 10(d) and 16, which are as of September 2, 2011, with respect to the consolidated balance sheets of JTH Holding, Inc. and subsidiaries as of April 30, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2011, and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.

/s/ KPMG LLP

Norfolk, Virginia

November 7, 2011